Berkshire Bancorp Inc.

160 Broadway – First Floor

New York, New York 10038

Tel. (212) 791-5362

July 11, 2013

Mr. Gus Rodriguez

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Reference:	June 18, 2013 comment letter
Berkshire Bancorp Inc.
Form 10-K for the fiscal year ended
December 31, 2012
Filed on April 16, 2013
File No. 000-13649

Dear Mr. Rodriguez:

We have reviewed your letter dated June 18, 2013 regarding comments raised by the staff concerning the Form 10-K filed by Berkshire Bancorp, Inc. (the "Company").

Management would like to thank your department in granting an extension to July 15, 2013 for the Company to review and provide the necessary information to address your comment letter.

Based on our research and review, we hereby submit this response to your letter.

Form 10-K for fiscal period ended December 31, 2012

Comment 1 - General:

Please provide us and revise future filings to include updated information regarding the status of the MOU entered into in 2009 with the FDIC and the New York State Department of Financial Services. Include this disclosure in all periodic reports until the MOU is resolved.

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Comment 1 - response:

The status of the MOU entered into by the Company's wholly-owned subsidiary, The Berkshire Bank (the "Bank"), with the FDIC and the New York State Department of Financial Services is reviewed and updated on a quarterly basis to the Bank's Board of Directors and to the respective regulators.

The Bank has fully met all the conditions of the 2009 MOU.

Based on the results of the examination conducted jointly by our regulators, a revised MOU was entered into effective as of January 31, 2013, replacing the May 14, 2009 MOU.

The revised MOU provided additional action items for the Bank to address which the Bank has completed.

The satisfactory completion of the MOU action items by the Bank will be subject to review during the upcoming regulatory examination process scheduled for the 3rd quarter of 2013.

For the May 14, 2009 MOU, the primary MOU criticism of the Bank was the high level of classified loans. Since December 31, 2011, the Bank's classified loans have decreased.

Below is a summary of the classified loans of the Bank (in thousands):

	3/31/2013	12/31/2012	6/30/2012	12/31/2011

Total loans	$297,646	$295,165	$320,298	$317,021

Classified substandard or above	$27,208	$25,884	$27,983	$32,620

Classified as special mention	1,701	7,005	21,757	19,382

Total Criticized Loans	$28,909	$32,889	$49,740	$52,002

ALLL % of Loans	3.60%	3.73%	5.53%	5.59%

Classified substandard loans to total loans %	9.14%	8.77%	8.74%	10.29%

Criticized loans to total loans %	9.71%	11.14%	15.53%	16.40%

The level of substandard loans was slightly higher as of March 31, 2013 than as of December 31, 2012. Since the March 31, 2013 quarter ended, the level of substandard loans has decreased to $20,527,000, or 6.7% of total loans as of June 30, 2013, the lowest level since December 31, 2011.

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For future filings, subject to the approval by our regulators, we will update the status of any remaining open items pertaining to the MOU.

Comment 2 - Discussion of Financial Condition and Results of Operations, page 24:

Please provide us and revise future filings to include an expanded discussion of the specific facts and circumstances resulting in the $6.7 million reversal of the allowance for loan losses. Include a discussion of how this reversal was considered in connection with the material weakness identified in your internal controls over financial reporting in the determination of the allowance for loan losses and the use of third parties in that determination, which you discuss on page 120. In your response, address the additional reversal of the ALL recorded in the fiscal quarter ended March 31, 2013.

Comment 2 - Response:

The Bank's ALLL methodology takes into account the 8 qualitative factors as outlined in the 2006 Inter-agency Policy Statement on Allowance for Loan and Lease Losses as follows:

1.	Lending Policies and Procedures;

2.	Personnel responsible for the particular portfolio - relative to experience and ability of staff;

3.	Trend for past due, criticized and classified loans;

4.	Relevant economic factors;

5.	Quality of the loan review system;

6.	Value of collateral for collateral dependent loans;

7.	The effect of any concentrations of credit and the changes in the level of such concentrations;

8.	Other external factors;

The Bank’s estimation of the ALLL is based on two basic components:

1.	ALLL estimations calculated in accordance with the requirements of the Accounting Standards Codification ASC 450.

2.	Specific reserves based on ASC 310 for impaired loans.

The ALLL calculation is designed to determine the appropriate level of the ALLL reported by the Bank each quarter end.

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The judgment factors discussed reflect trends and issues pertaining to the loan segments and risk grade distribution of the Bank’s portfolio.

The application of the ASC 450 ALLL methodology involves discretion and judgment.

Based on the review of the various qualitative factors during the 3rd quarter of 2012, the improvement in the quality of the Bank's loan review, the reduction in the level of adversely classified loans, improvement in the overall loan administration process, along with the improved economic conditions during the 3rd quarter and the payoff and satisfaction of various commercial loans, management determined that an adjustment should be made to reduce the ALLL by $4,193,000 as of September 30, 2012.

Moreover, as of September 30, 2012 and December 31, 2012, respectively, the Bank's loan portfolio decreased compared to the previous 3 quarters.

(in thousands)	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011

Total loans	$295,165	$308,900	$320,298	$321,856	$317,021

During the quarter ended December 31, 2012 and as part of the quarterly ALLL methodology review process, the Bank reviewed the ALLL methodology and current conditions pertaining to the 8 qualitative factors. Due to the ongoing improvement in economic conditions and the level of classified assets (not deemed impaired) during the December 2012 quarter, an additional $2,500,000 of ALLL was released as of December 31, 2012.

In addition, during the 4th quarter of 2012, the Bank used a different vendor to assist management in the review of the ALLL methodology and refinements were made to the documentation process pertaining to the 8 qualitative factors.

The change to a different vendor was to enhance the ALLL methodology by using a more straight-forward model to assist management with the related documentation process.

Based on the information noted above and for the year ended December 31, 2012, a total of $6,693,000 ALLL was reversed based on the analysis performed by management during the 3rd and 4th quarters of 2012.

The reversal of the ALLL during 2012 was not the result of the material weakness noted by management.

The material weakness noted by management in the year-end filing pertaining to the ALLL was based on the quality of the documentation process to support the revised ALLL risk allocation factors as of December 31, 2012.

Management was able to obtain additional documentation pertaining to economic conditions and related data to support the ALLL allocation factors prior to the release of the 10-K.

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For the quarter ended March 31, 2013, the calculation of the ALLL as of March 31, 2013 was based on the quarterly review of the qualitative factors including updated economic conditions.

As a result of the quarterly review of the ALLL for March 31, 2013, an adjustment was made to the ALLL based on the results of the ALLL methodology model.

In future filings, we will expand our discussion of the ALLL for comparative purposes highlighting the changes to the ALLL.

Comment 3 - Investment Activities, page 34:

Please provide us and revise future filings to include an expanded discussion of the unrealized losses on your auction rate securities between periods. In your response, also address the changes in the additional losses between December 31, 2012 and March 31, 2013.

Comment 3 - Response:

The fair value of the auction rate securities is determined by management by valuing the underlying security (preferred shares) and a discounted cash flow analysis is performed in order to test for OTTI. The auction rate securities allow for conversion to the underlying preferred security after two failed auctions.

The underlying preferred shares are with well capitalized global and U.S. financial institutions and all the preferred shares are readily traded in the market place.

Due to the fact that there is a lack of liquidity in the market for the auction rate securities as compared to the market for the underlying preferred shares and as there is a possibility of an orderly transaction and market for the underlying preferred shares without significant adjustment to their carrying value, we considered the market value of the underlying preferred shares to be more objective and relevant.

Management performs a quarterly review of the market values (from third party sources) of the underlying preferred shares of each of the auction rate securities. The changes in the unrealized losses on the auction rate securities are due to the fair value changes of the underlying preferred shares. Through December 31, 2012, the auction rate securities have continued to pay interest as stipulated in the original prospectus.

Management determined that the unrealized losses of the auction rate securities do not constitute OTTI. To support this assessment, we reviewed the credit risk element of the auction rate securities and completed discounted cash flow analyses to test for OTTI.

In determining the appropriate cash flow analysis for our auction rate securities, the Bank reviewed multiple factors and prepared multiple discounted cash flow analyses.

The four main factors affecting our cash flow analysis for each ARS were: (a) the expected future interest rate of the ARS, (b) the expected holding period, (c) the expected principal to be received at the end of the holding period, and (d) an assumed discount rate.

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(a) As stated in the December 31, 2012 10-K and in determining the expected future interest rate, we used the current ARS rate at December 31, 2012 and kept the rate constant for future cash flow estimates.

The current rates being paid on the majority of these securities are the maximum penalty rate and we believe that these rates will not change significantly in the future.

In addition, if the rates do increase or decrease in future periods, we believe that this would increase or decrease the risk profile of these securities which would cause a corresponding change in the discount rate assumption so the discounted cash flow analysis would not be significantly affected by interest rate changes.

(b) In determining the expected holding period of each security using discounted cash flow analysis, we ran several scenarios.

These scenarios included holding the security until the trust dissolution date (maturity date), and a five year scenario, inasmuch as we believe five years from December 31, 2012 would be the earliest that the ARS market may resume the normal auction process.

(c) The expected principal that we would receive in the discounted cash flow analysis was based upon two scenarios.

These scenarios included receiving par at the maturity date and at the five-year assumed recovery date and receiving the market value of the underlying preferred shares at the maturity date and at the five-year assumed recovery date. Under the terms of the ARS agreements, we would receive the assets of the trust at the trust dissolution date which would constitute a conversion to the underlying preferred shares.

(d) Finally, in determining the discount rate, we reviewed numerous industry rates and determined a separate discount rate for each ARS as follows:

We obtained the 10 year credit default swap spread for each of the underlying issuers (we believed that this was the most readily available information that would most closely represent an equivalent yield). We then adjusted this rate by 50 - 100 basis points depending on how far out the actual maturity date was in excess of 10 years (maturity dates range from approximately 15 years to 25 years).

We then added the 10-year swap rate at December 31, 2012, and finally added 50 or 100 basis points to account for the illiquidity and other market risks.

The liquidity factor applied to these securities was based on the credit rating of the security (25 basis points for securities above investment grade and 50 basis points for securities slightly below investment grade). The final discount rates ranged from 2.3% - 5.0%.

Based on these analyses, the discounted cash flows ranged from a total of approximately $55.8 million to $60.0 million. We believe that of these scenarios, the most likely scenario as of December 31, 2012 is that we will hold these securities to the maturity based on the high interest rates and will receive par.

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Based upon our methodology for determining the discounted cash flow of the auction rate securities, we recorded no OTTI charge in 2012 or the first quarter of 2013.

We concluded that, as of December 31, 2012 and March 31, 2013, the unrealized loss for the remainder of the auction rate securities is due to the market interest volatility, the continued illiquidity of the auction rate markets, and uncertainty in the financial markets as there has not been a deterioration in the credit quality of the issuer of the auction rate securities or a downgrade of the auction rate security from investment grade.

It is not more likely than not that the Company would be required to sell the auction rate securities prior to recovery of the unrealized loss, nor does the Company intend to sell the security at the present time.

As of December 31, 2012, the unrealized loss on the auction rate securities was $7,815,000.

In the first quarter of 2013 the unrealized loss on auction rate securities continued to decrease and as of March 31, 2013, was $2,694,000, an improvement of $5,121,000 based on the fair value of the underlying preferred shares as compared to the year ended December 31, 2012.

The pricing of the auction rate securities is still based upon the underlying collateral which are the preferred shares of the issuer. These auction rate securities are all issued by major financial institutions.

In future filings, we will provide more detailed analysis of the changes in the unrealized losses of the auction rate securities from quarter to quarter.

Comments 4 and 5 - Loan Portfolio, page 45:

Please revise future filings to disclose the allocation of the allowance for loan losses to each of the loan categories for five years as required by Industry Guide 3.

Please revise future filings to include troubled debt restructurings (TDR) in the tabular presentation of impaired loans that is disclosed on page 50.

Your revisions should separately present TDRs that are accruing and those that are not.

Comments 4 and 5 - Response:

We will revise future filings to include the allocation of the ALLL to each loan categories for five years as required by Industry Guide 3.

Further, we will also revise future filings to include troubled debt restructurings (TDRs) in tabular presentation and separately present TDRs that are accruing and those that are not.

Berkshire Bancorp, Inc. Financial Statements

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Comment 6 - Note I - income taxes, page 100:

Please provide us and revise future filings to disclose the gross deferred tax assets, the gross deferred tax liabilities and the valuation allowance for deferred tax assets used in arriving at the net deferred tax asset or net deferred tax liability.

Please also tell us why you recognized a decrease in the Federal deferred tax valuation allowance of $3.552 million in 2012 when you reduced your deferred tax valuation allowance by $3.912 million in 2011.

Comment 6 - Response:

Below are the components of the deferred tax assets and liabilities (in thousands):

December 31,
2012
Deferred tax asset:
Loan loss provision	$4,965

Non accrual interest	104
Net operating loss	8,245
Other	907

Unrealized loss on
investment securities	2,436
Deferred Tax Asset	16,657

Deferred tax liability:
Depreciation	(264)
Deferred Tax Liability	(264)

Net Deferred Tax Asset	$16,393

The reconciliation only shows the $3,552,000 as of December 31, 2012 because it is solely the release of the Federal valuation allowance.

This number does not include the release of any state valuation allowance which was included in the state and city tax line on the tax reconciliation.

The $3,912,000 change from December 31, 2011 to December 31, 2012 included the state and local valuation allowance.

The release of the valuation allowance was due to the net operating loss carryforward available to the Company to offset future income.

Based on the Company's income projections, the Company has the ability to utilize the net operating loss in future periods.

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As a result, the valuation allowance was no longer deemed necessary.

In future filings, we will disclose the gross deferred taxes assets and gross deferred tax liabilities.

Comment 7 - Controls and Procedures, page 119:

Noting that your disclosure controls and procedures and internal controls over financial reporting are not effective at December 31, 201[2] and at March 31, 2013, please tell us the following:

For each identified material weakness, please explain how it was identified and what the financial statement impact was.

Explain how you identified the periods effected and, specifically, how you determined that previously issued financial statements could continue to be relied upon.

We note that you state here and in the Form 10-Q for the fiscal quarter ended March 31, 2013 that no material changes have been made to your internal controls over financial reporting.

Please tell us and revise future filings to disclose how you were able to remediate the identified material weaknesses absent material changes to your controls.

Comment 7 - Response:

Material weakness related to income taxes computations

This weakness was identified during the review of the income taxes accrual process as of December 31, 2012.

Management has the primary responsibility to ascertain that the income taxes computations are correct. During June 2012, an income tax specialist was hired to assist management with the income taxes accrual process.

During the internal tax review process by management, it was noted that the underlying tax workpapers provided by the income tax specialist were not accurate and additional documentation and adjustments were required to support the income taxes accrual.

The documentation was obtained and the subsequent adjustments were made before the release of the audited financial statements as of December 31, 2012.

Based on the review of the underlying tax provision as of December 31, 2012, this weakness noted relates to the year ended December 31, 2012 and did not impact the tax accrual or the income taxes presented in prior periods since the inaccuracy of the tax workpapers pertained to the review of the tax accrual process during the 4th quarter and as of December 31, 2012.

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This had no impact to the financial statements since the tax accrual numbers were properly adjusted prior to the release of the 10-K.

During the 2nd quarter of 2013, the Bank has engaged a new income tax specialist to assist management with the calculation and review of the income tax accrual process.

During the 2nd quarter of 2013, the Company has implemented and enhanced the internal tax accrual review process to strengthen the review of the income tax accrual. Management does not consider the change from one income tax specialist to another to be deemed a material change to our internal control structure.

Material weakness related to financial statement closing process

This weakness was identified during the review of the year end general ledger testing process as of December 31, 2012.

One audit adjustment amounting to $571,272.46 on a net balance sheet basis (no impact to the income statement if this was not corrected) was deemed to be material relating to the fair value calculation of one investment security as of December 31, 2012. This error was corrected by management prior to the release of the 10-K. Management also reviewed the remaining fair value calculations and no additional errors were noted.

Please note that this was an isolated instance due to a manual error which was corrected prior to the release of the financial statements.

All the remaining proposed audit adjustments as of December 31, 2012 were deemed to be immaterial by management and have no material impact to the financial statements.

Management reviewed each proposed audit adjustment and determined that this weakness noted relates to the year ended December 31, 2012 and did not impact the financial statement closing process in prior periods.

The Bank has an existing financial statement closing process in place.

During the 2nd quarter of 2013, management has strengthened the financial statement closing process by adding additional accounting resources to provide for multiple review processes and additional secondary sign-offs to remedy the material weakness noted.

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Material weakness related to allowance for loan losses

This weakness was identified during the review of the year end ALLL methodology process as of December 31, 2012.

As stated previously, during the 4th quarter of 2012, the Bank used a different vendor to assist management in the review of the ALLL methodology and refinements to the underlying documentation were made to adjust the ALLL risk allocation factors pertaining to the 8 qualitative factors.

The resulting ALLL calculation as of December 31, 2012 created a positive variance of $336,716 as compared to the general ledger.

The material weakness pertaining to the ALLL was based on the quality of the documentation process pertaining to the new vendor to support the ALLL variance as of December 31, 2012.

Based on the review of the various qualitative factors, additional documentation was obtained to support the underlying ALLL risk factors prior to the release of the 10-K.

This weakness noted relates to the underlying quality of the supporting documentation pertaining to the ALLL analysis for the year ended December 31, 2012 and did not impact the ALLL calculation in prior periods.

Management also has strengthened the quality of the documentation process for the review of the ALLL methodology.

The ALLL methodology analysis and the resulting ALLL calculation are the responsibility of management.

During the 1st quarter of 2013, the Bank also has engaged a third party consultant to perform a secondary quality documentation review of the Bank's ALLL methodology.

Other information

In connection with responding to the foregoing comments, the Company acknowledges the following:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions or would like to discuss these matters at greater length, please call me at 212-791-5362.

Sincerely,

/s/ Joseph Fink

Joseph Fink

President, Chief Executive Officer and Chief Financial Officer

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